17150 S. Margay Ave., Carson CA 90746 Phone & Fax (310) 735-0085

Ms. Lisa Sellars

Mr. William Thompson, Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-3561

January 31, 2011

Re:	U.S. Auto Parts Network, Inc. (“USAP” or the “Company”)

Amendment No. 1 to Item 4.01 Form 8-K

Filed July 1, 2010

File No. 001-33264

Dear Ms. Sellars and Mr. Thompson:

Thank you for your letter dated July 2, 2010 asking USAP to provide additional information on our responses to your original comment letter dated June 24, 2010 in relation to the above-referenced SEC filing made by USAP.

We are pleased to respond to your comments below. For your convenience, we have numbered the responses to correspond to the comments in your letter and we have incorporated your comments in bold typeface before each of the Company’s responses. In the following discussion, the words “we,” “us” and “our” refer to the Company. We believe that all responses and any changes in approach can be applied prospectively and will incorporate these into our future filings.

Thank you for the opportunity to review our filings and we are available at your convenience to discuss any additional questions you might have.

1.	Amendments should set forth the complete text of each item as amended. As such, please file the complete text of Item 4.01 in an amendment with all of the disclosures required in Item 304 of Regulation S-K. Refer to Rule 12b-15 promulgated under the Securities Exchange Act of 1934. In addition, please incorporate Exhibit 16.1 by reference to Form 8-K filed June 23, 2010.

We have filed a second amendment to the Form 8-K filed June 23, 2010, as amended July 1, 2010 that includes the complete text of the item and incorporates Exhibit 16.1 by reference to Form 8-K filed June 23, 2010.

Please do not hesitate to contact the undersigned if you require any further information regarding the foregoing clarifications.

In addition, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you again for the opportunity to respond to your comments and questions.

Very truly yours,

/s/ Ted Sanders

Ted Sanders

Chief Financial Officer

Cc:	Lisa Sellars
William Thompson